575 Madison Avenue New York, NY 10022 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

February 3, 2011

VIA EDGAR

Securities and Exchange Commission
Washington, D.C.  20549

FocusShares Trust
Registration Nos.:  333-146327  and 811-22128
Post-Effective Amendment No. 20  to Registration on Form N-1A

Dear Ladies and Gentlemen:

On behalf of our client, FocusShares Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 20 under the Securities Act of 1933 (the “Amendment”) and Amendment No. 21 under the Investment Company Act of 1940 (the “1940 Act”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) concerning the exchange traded funds (“ETFs”) listed therein, which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”).  Blacklined copies of the Amendment marked to show changes as against Post-Effective Amendment No. 19 to the Registration Statement are being sent to the Commission staff under separate cover.  Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to oral comments delivered to me by Mr. Kieran Brown on January 25, 2011, we have responded supplementally below and with amendments to the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) contained in the Registration Statement.  Where we have responded to a comment concerning one location, we have made corresponding changes to similar disclosure appearing elsewhere in the Registration Statement.

In the following discussion, we have summarized the Staff’s oral comment in bold and provided the Trust’s response immediately thereafter.  The comments have been numbered for convenience.

Securities and Exchange Commission
February 3, 2011

1.     Prospectus Page 1:   Please fill in the ticker symbols and name of stock exchanges for each Fund listed on the table.

The requested information has been included.

2.     Prospectus Page 4:

a.   Please complete Annual Fund Operating Expenses table including Management Fees.

The requested information will be provided by amendment.

b.  Please remove footnote (a) to the Annual Fund Operating Expenses table regarding the 12b-1 plan.

The requested change has been made.

3.     Prospectus Page 5:

a.           Under the section entitled “Principal Investment Strategies,” please update all market capitalization amounts to a more recent date before the filing.

The requested change has been made.

b.           In the first  paragraph under the section entitled “Indexing Investment Approach,” please revise the language to clarify that the stated indexing investment approach attempts to approximate the investment performance of the Index, not the Fund.

The requested change has been made.

c.           In the second  sentence of the second paragraph under the section entitled “Indexing Investment Approach,” please clarify the meaning of “lesser percentage.”

The requested clarification has been provided.

d.           In the last sentence of the first paragraph, under the section entitled “Principal Risks of Investing in the Fund,” please clarify that the section reference is to a section of the Prospectus.

The requested change has been made.

e.           Under the section entitled “Principal Risks of Investing in the Fund—Index Risk,” please clarify the meaning of the “quarterly rebalancing process.”

The requested clarification has been provided.

Securities and Exchange Commission
February 3, 2011

f.           Under the section entitled “Principal Risks of Investing in the Fund—Equity Security Risk,” please expand the disclosure to include brief examples of a less volatile security or asset class.

The requested disclosure has been included.

g.           Please expand the disclosure to include “Small-Cap” and “Mid-Cap” risk factors.

The requested disclosure has been included.

4.     Prospectus Page 6:    Under the section entitled “Portfolio Managers,” please expand the disclosure to state how long the Portfolio Manager has been with the Fund.

Biographical information for each Portfolio Manager has been provided.

5.     Prospectus Page 8:

a.           In the first sentence of the section entitled “Principal Investment Strategies,” please clarify the meaning of “float adjusted capitalization index.”

The requested clarification has been provided.

b.           In the section entitled “Principal Investment Strategies,” please state the component securities  market capitalization in billions instead of thousand millions.

The requested change has been made.

6.     Prospectus Page 11:

a.           In the second to last sentence of the section entitled “Principal Investment Strategies,” please clarify the discussions of “70th and 90th percentile.”

The requested clarification has been provided.

b.             In the last sentence of the section entitled “Principal Investment Strategies,” please clarify the range of market capitalization of the components of the Underlying Index.

The requested clarification has been provided.

Securities and Exchange Commission
February 3, 2011

7.     Prospectus Page 17:

a.            In the section entitled “Principal Investment Strategies,” please explain what type of criteria is being used by the Index Provider in selecting components of the Underlying Index.

The requested disclosure has been included.

b.           In the section entitled “Principal Risks of Investing in the Fund—Basic Materials Industry Risk,” please briefly expand the discussion of risks faced by companies operating in such sector.

The requested disclosure has been included.

c.           In the first sentence of the section entitled “Principal Risks of Investing in the Fund—Basic Materials Industry Risk,” please include the overall stock market when referencing alternative markets, segments and sectors.

The requested change has been made.

8.     Prospectus Page 26:   In the section entitled “Principal Risks of Investing in the Fund,” please expand the disclosure to include a “Small-Cap” risk factor.

The requested disclosure has been included.

9.     Prospectus Page 29:    In the section entitled “Principal Risks of Investing in the Fund,” please expand the disclosure to include a “Small-Cap” risk factor.

The requested disclosure has been included.

10.           Prospectus Page 41:    In the section entitled “Principal Risks of Investing in the Fund—Basic Materials Industry Risk,” please briefly expand the discussion of risks faced by investing in such sector.

The requested disclosure has been included.

11.           Prospectus Page 55:    In the section entitled “Additional Risks—Derivatives Risk,” please consider revising the disclosure in light of the July 30, 2010 letter from Barry D. Miller to the Investment Company Institute (the “Letter”).

Although the application of the Letter, which addresses the use of derivatives as a principal investment strategy and not as a non-principal strategy, is of limited direct impact, the discussion of Derivatives Risks has been amended in light of the guidelines set forth in the Letter.

Securities and Exchange Commission
February 3, 2011

12.           Prospectus Page 60:    In the section entitled “Frequent Trading,” please explain in greater detail an example of the potential negative impact of market timing to the Fund or a shareholder.

The requested disclosure has been included.

13.           Prospectus Back Cover Page:    Please correct the zip code of the SEC's Public Reference Room to reflect the new 4-digit routing code of 1520.

The requested change has been made.

14.           SAI Cover Page:    Please fill in the ticker symbols and name of stock exchanges for each Fund listed on the table.

The requested information has been included.

15.           SAI Page 1:    Please provide a brief description of the operating history of the  Trust.

The requested disclosure has been included.

16.           SAI Page 2:    In the section entitled “Investment Restrictions,” consider including a discussion of the risks of issuing senior securities, if any.

Although the Trust is not restricted from issuing senior securities so long as such securities are issued in accordance with the 1940 Act, the circumstances under which the Trust is able to issue senior securities are extremely limited due to, among other things, its investment objectives and strategies and its 1940 Act exemptive relief allowing the Funds to function as exchange-traded funds.  Consequently, the Trust believes that additional risk disclosure concerning senior securities is unwarranted.

17.           SAI Page 14:    In the section entitled “Management—Trustees and Officers of the Trust,” please complete the 5 year occupational history for each of the trustees and officers listed in the table.

The requested disclosure has been included.

18.           SAI Page 15:

a.           In the section entitled “Management—Board – Leadership and Oversight Responsibilities,” please confirm the number of total trustees and the number of independent trustees of the Trust.

The requested disclosure has been included.

Securities and Exchange Commission
February 3, 2011

b.           Please list the dates of all Board meetings and committee meetings that occurred in 2010.

The requested disclosure has been included.

19.	SAI Page 17:

a.           In the Compensation Table appearing on page 17 in the section entitled “Management—Board Compensation,” please delete the column entitled “Deferred Compensation from the Trust.”

The requested change has been made.

b.           In the section entitled “Code of Ethics,” please discuss the Distributor and the applicability of code of ethics requirements to it.

The requested disclosure has been included.

20.           SAI Page 20:    In the section entitled “Investment Advisory, Administrative and Distribution Services—The Distributor,” please describe the Funds’ Service and Distribution (12(b)1) Plan.

The requested disclosure has been included.

21.           SAI Page 21:    In the section entitled “Portfolio Managers,” please complete the table describing the total number of other accounts and total assets managed by the Funds’ portfolio managers.  In addition, if correct, please add a statement that the portfolio managers’ fees for such other accounts are not performance based.

The requested disclosure has been included. None of the accounts managed by the portfolio managers involves performance-based advisor compensation.

22.           SAI Page 22:    In the section entitled “Portfolio Transactions and Brokerage,” please add a general statement to the effect that the Funds may incur brokerage commission charges and pay markups and markdowns on portfolio transactions.

The requested disclosure has been included.

Securities and Exchange Commission
February 3, 2011

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):
Mr. Kieran Brown
Mr. Erik Liik
Mr. Karl-Otto Hartmann
Mr. Christopher C. Fox
Mr. Michael J. LeVar
Ms. Joan D. Malloy
Ms. Patricia A. Milon
Mr. Brent C. Arvidson
Ms. Kathleen Moriarty
Mr. Gregory Xethalis